

David G. · 3rd

Issuer Pixel, The Guzy Group

Boca Raton, Florida, United States · Contact info

500+ connections

issuerPixel

Experience

Co-Founder, Chief Research and Content Officer, Interim CFO
issuerPixel · Full-time
Jul 2020 – Present · 1 yr 4 mos

https://netcapital.com/companies/issuer-pixel



Learn about Issuer Pixel - Netcapital



Issuer Pixel Team

President / Owner
The Guzy Group - A Data and Financial Analysis Consulting Firm · Full-time
Mar 2018 – Present · 3 yrs 8 mos

Bank of America
2 yrs 3 mos

Portfolio Officer
Full-time
Jun 2020 – Sep 2020 · 4 mos
Charlotte, North Carolina, United States

Assistant Vice President
Jul 2018 – Jun 2020 · 2 yrs
Charlotte, North Carolina

Consultant
Barry-Wehmiller Design Group
Dec 2015 – Jul 2018 · 2 yrs 8 mos
Greater Atlanta Area

Project Engineer
USG
Dec 2013 – Sep 2015 · 1 yr 10 mos
Chamblee, GA

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Education

University of Florida
Master of Business Administration (M.B.A.), Finance, 3.93
2016 – 2018

Relevant Coursework: Financial and Managerial Accounting, Financial Management, Economics of Business Decisions, Managerial Statistics, Professional Writing.

University of Florida
Bachelor's degree, Mechanical Engineering
2008 – 2013
Activities and Societies: Florida Cicerones, UF Ambassador

Dreyfoos High School of the Arts
High School Diploma, Piano Performance
2004 – 2008

Volunteer experience

Vocational Rehabilitation Volunteer
Goodwill Industries International
Jan 2005 – Present · 16 yrs 10 mos
Social Services